Exhibit 99.5

Vicinity Motor Corp. Reports Third Quarter 2021 Financial Results

New Strategic Partnerships with Optimal-EV and EAVX Build Foundation for Breakthrough FY2022, with Projected Revenues of at Least $140 Million

VANCOUVER, BC, November 12, 2021 – Vicinity Motor Corp. (TSXV:VMC) (NASDAQ: VEV) (FRA:6LG) (“Vicinity Motor” or the “Company”), a North American supplier of commercial electric vehicles, today reported its financial and operational results for the third quarter of 2021.

Third Quarter 2021 and Subsequent Operational Highlights

●	Provided FY2022 financial guidance of revenues of at least $140 million and adjusted EBITDA of at least $10 million, with significant potential upside driven by strong North American sales momentum.
●	Announced strategic collaboration agreement with EAVX, a business unit of North American commercial automotive leader JB Poindexter, to sell Vicinity’s proprietary electric chassis for upfitting into next-generation municipal and delivery vehicles.
●	Signed a 10-year licensing agreement to serve as the exclusive North American and European distributor of the S1 and E1 product lines from Optimal-EV, a developer and manufacturer in the low-floor electric shuttle bus and electric delivery truck segments, enabling access to USD$30 million in firm orders for delivery in 2022 and LOIs with existing dealers for potential sales of USD$194 million through 2023.
●	Secured $15.5 million in new purchase orders for 38 Vicinity™ Classic Buses from leading Quebec transit operators.
●	Received LOI for 100 VMC 1200 EV Trucks from Pioneer Auto Group, a leading retail automotive dealer in British Columbia, representing $14.0 million in anticipated revenue.
●	Appointed respected commercial transportation veteran Brent Phillips as Senior Director of Sales, North America to spearhead near-term sales growth.
●	Fortified the balance sheet through a $10.3 million debt financing and a US$17.0 million underwritten public offering of common shares, supplementing Vicinity’s undrawn $20.0 million revolving credit facility and existing cash position.
●	Presented at multiple industry and investor conferences nationally including the SNN Network Summer Virtual Event, the H.C. Wainwright 23rd Annual Global Investment Conference, the LD Micro Main Event, the CALACT 2021 Autumn Conference & Expo and the APTA TRANSform Conference & Expo.

Management Commentary

“The third quarter of 2021 was instrumental in our foundation building for 2022, having secured exciting new lines of business – namely EV chassis sales alongside EAVX and low-floor electric shuttle bus sales through our new partner Optimal-EV,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “While revenues from our transit bus business are at times irregular and see some periods of lower deliveries as illustrated this quarter, per the financial guidance we’ve released, we are on a trajectory to realize over $140 million in revenue next year – marking what will be a record-breaking year for Vicinity by any measure. Our entry into the high demand electric truck and electric shuttle bus market is expected to fill in the gaps for periods of lower transit bus deliveries in the future.

“We made significant moves towards fortifying our balance sheet in recent months as well to support some of these exciting new growth initiatives, supplementing our $20 million line of credit with a $10.3 million debt financing and the proceeds from a US$17 million underwritten public offering.

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“Our near-term sales momentum is beginning to accelerate and given the inherent delay between a customer placing a purchase order today and the revenue realized from vehicle deliveries months later, I firmly believe that we are lining ourselves up for a strong 2022. This creates the potential to notably exceed our financial guidance – helping to generate sustainable, long-term value for our shareholders,” concluded Trainer.

Third Quarter 2021 Financial Results

Revenue decreased 67% to $2.9 million for the three months ended September 30, 2021, as compared to $8.9 million in the three months ended September 30, 2020. The decreased revenue was primarily driven by the delivery of six buses in the quarter, as compared to 20 buses in the third quarter of 2020 – reflecting low order intake during the first nine months of the pandemic and delivery delays related to shipping delays and the global supply chain challenges for certain parts currently experienced in the industry. Revenue grew 128% to $49.3 million for the nine months ended September 30, 2021, as compared to $21.6 million in the nine months ended September 30, 2020. The Company delivered 119 buses for the nine months ended September 30, 2021, as compared to 49 buses for the nine months ended September 30, 2020.

Gross loss totaled $(0.7) million, or (24.9%) of revenue, in the third quarter of 2021, as compared to a gross profit of $0.6 million, or 6.3% of revenue, in the same year-ago quarter. Gross profit increased to $5.7 million, or 11.6% of revenue for the nine months ended September 30, 2021, as compared to gross profit of $1.2 million, or 5.3% of revenue for the nine months ended September 30, 2020. The margins for the three months ended September 30, 2021, were negatively affected by sales of higher than average cost buses in inventory and the sales of fewer buses compared to the prior year period. The gross profit in the nine months ended September 30, 2021, was positively affected by sales mix with 2021 deliveries generally having higher margins than those realized in 2020.

Net loss for the third quarter of 2021 was $4.8 million, or ($0.16) per share, as compared to a net loss of $1.3 million, or ($0.05) per share, in the same year-ago quarter. Net loss for the nine months ended September 30, 2021, was $3.1 million, as compared to a net loss of $3.8 million for the nine months ended September 30, 2020.

Adjusted EBITDA loss for the third quarter of 2021 was $3.5 million, as compared to an adjusted EBITDA loss of $0.7 million in the same year-ago quarter. Adjusted EBITDA loss for the nine months ended September 30, 2021 was $0.5 million, as compared to an adjusted EBITDA loss of $2.4 million for the nine months ended September 30, 2020.

Cash and cash equivalents as of September 30, 2021 totaled $5.0 million, further fortified through the addition of $10.3 million in debt financing and the proceeds from a US$17 million public offering subsequent to quarter end. Working capital as at September 30, 2021, totaled $16.4 million, as compared to $16.7 million as of December 31, 2020.

Third Quarter 2021 Results Conference Call

Date: Friday, November 12, 2021
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-877-300-8521
International Dial-in: 1-412-317-6026
Conference ID: 10161722
Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1509656&tp_key=0936465e20

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Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Sunday, December 12, 2021. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10161722. A webcast will also be available by clicking here: Vicinity Q3 2021 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, completion of its assembly facility in the State of Washington, vehicle market acceptance and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

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Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses, and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended September 30, 2021	3 months ended September 30, 2020	9 months ended September 30, 2021	9 months ended September 30, 2020
(Canadian dollars in thousands - unaudited)	$	$	$	$
Net loss	(4,796)	(1,309)	(3,147)	(3,834)
Add back
Stock based compensation	838	256	1,317	404
Interest	39	230	261	564
Foreign exchange loss (gain)	16	(99)	89	(304)
Income tax expense	29	—	29	—
Loss on disposal of property and equipment	69	—	69	—
Amortization	343	247	839	739
Adjusted EBITDA	(3,462)	(675)	(543)	(2,431)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure – gross profit

Gross profit is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross profit expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, in thousands of Canadian Dollars)

	Note	September 30, 2021	December 31, 2020
		$	$
Current Assets
Cash and cash equivalents		4,956	1,283
Restricted cash		—	358
Trade and other receivables		3,465	4,149
Inventory	3	9,129	32,614
Prepaids and deposits		6,680	2,426

		24,230	40,830
Long-term Assets
Intangible assets		3,710	2,174
Property and equipment		10,872	4,032

		38,812	47,036

Current Liabilities
Accounts payable and accrued liabilities		4,492	12,908
Credit facility	5	—	5,759
Current portion of deferred revenue	6	1,272	1,899
Current portion of provision for warranty cost	7	1,874	763
Current debt facilities	8	—	2,532
Current portion of other long-term liabilities		225	275

		7,863	24,136

Long-term Liabilities
Other long-term liabilities		136	278
Provision for warranty cost	7	611	256

		8,610	24,670

Shareholders’ Equity (Deficiency)
Share capital	9	54,899	46,468
Contributed surplus	9	5,733	3,164
Accumulated other comprehensive loss		(36)	(19)
Deficit		(30,394)	(27,247)

		30,202	22,366

		38,812	47,036

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Interim Condensed Consolidated Statements of Income (Loss)

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

	Note	For the three months ended September 30, 2021	For the three months ended September 30, 2020	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020
		$	$	$	$

Revenue
Bus sales	12	2,109	7,985	45,772	18,652
Other	12	812	936	3,544	2,939
		2,921	8,921	49,316	21,591

Cost of sales	3	(3,648)	(8,355)	(43,573)	(20,436)

Gross (loss) profit		(727)	566	5,743	1,155

Expenses
Sales and administration		2,969	1,328	6,677	3,847
Stock-based compensation		838	256	1,317	404
Amortization		178	160	517	478
Interest and finance costs	5,8	39	230	261	564
Foreign exchange loss (gain)		16	(99)	89	(304)

		4,040	1,875	8,861	4,989

Loss before taxes		(4,767)	(1,309)	(3,118)	(3,834)

Current income tax expense		29	—	29	—
Net loss		(4,796)	(1,309)	(3,147)	(3,834)

Loss per share
Basic & diluted		(0.16)	(0.05)	(0.11)	(0.15)

Weighted average number of common shares outstanding
Basic & diluted(1)		29,826,211	25,331,834	29,824,442	25,331,834

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

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Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands of Canadian dollars)

		Nine months ended	Nine months ended
	Note	September 30, 2021	September 30, 2020
		$	$
OPERATING ACTIVITIES
Net loss for the year		(3,147)	(3,834)
Items not involving cash:
Loss on disposal of property and equipment		69	—
Amortization		839	739
Foreign exchange gain		(2)	(26)
Interest and finance costs		261	564
Stock-based compensation	9	1,317	404
		(663)	(2,153)
Changes in non-cash items:
Trade and other receivables		498	3,897
Inventory	3	20,208	1,491
Prepaids and deposits		(2,569)	(1,187)
Accounts payable and accrued liabilities		(8,417)	(537)
Deferred revenue		(633)	78
Warranty provision	7	1,450	(365)
Cash from operating activities before interest paid		9,874	1,224
Interest paid		(208)	(394)
Cash from operating activities		9,666	830

INVESTING ACTIVITIES
Purchase of intangible assets		(2,381)	—
Purchase of property and equipment	4	(3,616)	(180)
Proceeds on disposal of property and equipment		105	—
Restricted cash		358	—
Cash (used in) investing activities		(5,534)	(180)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	9	8,007	—
Repayments of credit facility	5	(5,766)	(2,103)
Proceeds from current debt facilities	8	—	2,219
Repayment of current debt facilities	8	(2,562)	(52)
Repayment of convertible debt	8	—	(24)
Repayment of long-term loans		(202)	(183)
Cash (used in) financing activities		(523)	(143)
Effect of foreign exchange rate on cash		64	22
Increase in cash and cash equivalents		3,673	529
Cash and cash equivalents, beginning		1,283	757
Cash and cash equivalents, ending		4,956	1,286